UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Public Offering of Debentures with Limited Distribution Efforts

Rio de Janeiro, July 26, 2017 - Petróleo Brasileiro S.A. – Petrobras, in
compliance with the provisions of Instruction no. 358, of January 3, 2002, by the Securities and Exchange Commission of Brazil ("CVM"), reports that its Board of Directors has approved, in a meeting held today, the 5th (fifth) issue of simple, nonconvertible, unsecured debentures ("Debentures"), in up to four series, with allocation of volumes among the series to be defined in a bookbuilding procedure ("interconnecting tranches”) in the total amount of up to
R$ 5,000,000,000.00 (five billion reais) for public distribution, with restricted distribution efforts, pursuant to CVM Instruction 476, of January 16,
2009.

This issue provides for a minimum of R$ 800,000,000.00 (eight hundred million reais) to be allocated in the first and/or second series (which will be
“Infrastructure Debentures") and R$ 3,200,000,000.00 (three billion and two hundred million reais) to be allocated in the third and/or fourth series.

Infrastructure Debentures will compose two series featuring the incentive provided for in article 2 of Law no. 12,431, of June 24, 2011, under which terms
Ministry of Mines and Energy Ordinance no. 457, of September 29, 2015, was
issued, which classifies as a priority the investment project in the oil and natural gas infrastructure area named "Exploration and Production Development
Program for Transfer of Rights Fields,” held by Petrobras.

The Debentures will be distributed under the hybrid offering regime for the total amount of issuance, partially under firm underwriting, partially under the best efforts regime, by financial institutions authorized to operate in the securities distribution system. The final rates of the debentures will be defined after a bookbuilding procedure.

This Material Fact is for information only, pursuant to current legislation, and shall not be construed or considered for all legal purposes and legal, as material for the sale and/or disclosure of the Debentures.

_____________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: July 26, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer